UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into Acquisition Agreement in Respect of Xiamen Hand in Hand Network Technology Co., Ltd

On January 1, 2025, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), entered into that certain Agreement for the Acquisition of Equity through the Issuance of Shares (the “Acquisition Agreement”) with Ling Yang, a current shareholder of Xiamen Hand in Hand Network Technology Co., Ltd, a limited liability company incorporated in China (the “Target Company”), with respect to the Target Company.

Pursuant to the Acquisition Agreement, Guangzhou Shuzhi Culture Communication Co., Ltd., a private company incorporated under the laws of the People’s Republic of China, wholly owned by the Company’s variable interest entity (“Guangzhou Shuzhi”), agreed to acquire 99% of the equity interests in the Target Company (the “Target Equity”) from Ling Yang, with the remaining 1% of the equity interests retained by one current shareholder of the Target Company. In consideration of the sale of the Target Equity, the Company agreed to issue to Ling Yang 2,000,000 Class A ordinary shares, par value US$0.01 per share, of the Company with an aggregate value of $2,000,000. As of the date hereof, these shares have not yet been issued. Ling Yang agreed to transfer the Target Equity to Guangzhou Shuzhi within 10 business days after the board of directors of the Company approves the Acquisition Agreement and the transactions contemplated thereby. The Acquisition Agreement contains other customary obligations and rights of the parties.

The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Acquisition Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Acquisition Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on January 22, 2025.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-266130), as amended, and the registration statement on Form F-3 of the Company (File Number 333-283606) and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Acquisition Agreement by and between the Company and Ling Yang dated January 1, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: February 5, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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